Exhibit 99.1
                                   PART II

Item 8.      Financial Statement and Supplementary Data

                        REPORT OF INDEPENDENT AUDITORS

To the Partners and Unitholders of Heartland Partners, L.P.

We have audited the accompanying consolidated balance sheets of Heartland Partners, L.P. (the "Partnership") as of December 31, 2000 and 1999 and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules listed in the Index at
Item 14(a). These financial statements and schedules are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Heartland Partners, L.P. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                              Ernst & Young LLP

Chicago, Illinois
March 18, 2001, except as to the second
paragraph of Note 11, as to which the date is March 28, 2001.

                           HEARTLAND PARTNERS, L.P.
                         CONSOLIDATED BALANCE SHEETS
                          December 31, 2000 and 1999
                            (amounts in thousands)


ASSETS:
Cash .....................................................  $     150  $     230
Restricted cash ..........................................      2,699      4,182
Accounts receivable (net of allowance of $416 in 2000
  and 1999) ..............................................        582        373
Due from affiliate .......................................      4,581      1,093
Prepaid and other assets .................................        279        217
Investment in joint venture ..............................        377        410
                                                            ---------  ---------
     Total ...............................................      8,668      6,505
                                                            ---------  ---------
Property:
Land, buildings and other ................................      2,683      4,049
  Less accumulated depreciation ..........................        137      1,065
                                                            ---------  ---------
Net land, buildings and other ............................      2,546      2,984
Land held for sale .......................................        740        766
Housing inventories ......................................     20,354     34,263
Land held for development ................................      5,497      5,287
Capitalized predevelopment costs .........................      9,779      7,451
                                                            ---------  ---------
  Net Properties .........................................     38,916     50,751
                                                            ---------  ---------
Total Assets .............................................  $  47,584  $  57,256
                                                            =========  =========
LIABILITIES:
Notes payable ............................................  $  14,675  $  32,770
Accounts payable and accrued expenses ....................      7,267     10,330
Accrued real estate taxes ................................        776        893
Allowance for claims and liabilities .....................      4,478      2,804
Unearned rents and deferred income .......................      1,632      1,733
Other liabilities ........................................      3,260      3,074
                                                            ---------  ---------
     Total Liabilities ...................................  $  32,088  $  51,604
                                                            ---------  ---------
PARTNERS' CAPITAL:
General Partner ..........................................         27       --
Class A Limited Partners - 2,142 units authorized,
  issued and outstanding .................................      5,906       --
Class B Limited Partner ..................................      9,563      5,652
                                                            ---------  ---------
     Total Partners' Capital .............................     15,496      5,652
                                                            ---------  ---------
Total Liabilities and Partners' Capital ..................  $  47,584  $  57,256
                                                            =========  =========

         See accompanying notes to Consolidated Financial Statements

                           HEARTLAND PARTNERS, L.P.
                 CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
            For the Years Ended December 31, 2000, 1999, and 1998
                            (amounts in thousands)



                                                                                        Unrealized
                                                                                          Holding
                                                                                           Gain
                                                           Class A       Class B        (Loss) on
                                            General        Limited       Limited        Marketable
                                            Partner        Partners      Partner        Securities        Total
                                           ----------     ----------    ----------      ----------      ----------

Balances at January 1, 1998 ...........    $       28     $    5,902    $    9,563      $       (2)     $   15,491

Net loss ..............................           (28)        (5,902)         (154)             --          (6,084)
Marketable securities fair value
  adjustment ..........................            --             --            --               2               2
                                           ----------     ----------    ----------      ----------      ----------

Balances at December 31, 1998 .........    $       --     $       --    $    9,409      $       --      $    9,409

Net Loss ..............................            --             --        (3,757)             --          (3,757)
                                           ----------     ----------    ----------      ----------      ----------

Balances at December 31, 1999 .........    $       --     $       --    $    5,652      $       --      $    5,652

Net income ............................            27          5,906         3,911              --           9,844
                                           ----------     ----------    ----------      ----------      ----------

Balances at December 31, 2000 .........    $       27     $    5,906    $    9,563      $       --      $   15,496
                                           ==========     ==========    ==========      ==========      ==========


         See accompanying notes to Consolidated Financial Statements

                           HEARTLAND PARTNERS, L.P.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             For the Years Ended December 31, 2000, 1999 and 1998
               (amounts in thousands, except for per unit data)


                                                       2000        1999        1998
                                                     ---------   ---------   --------
Income:
    Property sales ................................. $  61,009   $  11,548   $  6,231
    Less: Cost of property sales ...................    45,612       9,772      4,405
                                                     ---------   ---------   --------

  Gross profit on property sales ...................    15,397       1,776      1,826
                                                     ---------   ---------   --------
Operating Expenses:
    Selling expenses ...............................     2,700       3,570      3,845
    General and administrative expenses ............     2,359       2,659      3,119
    Real estate taxes ..............................        67         179        399
    Environmental expense ..........................     1,835         378      1,461
                                                     ---------   ---------   --------
  Total operating expenses .........................     6,961       6,786      8,824
                                                     ---------   ---------   --------
  Operating income (loss) ..........................     8,436      (5,010)    (6,998)

Other Income and (Expense):
    Portfolio income ...............................       390         123         63
    Rental income ..................................       743         772        886
    Other income ...................................       970         917        514
    Depreciation ...................................      (270)       (134)      (124)
    Management fee .................................      (425)       (425)      (425)
                                                     ---------   ---------   --------
  Total other income and (expense) .................     1,408       1,253        914
                                                     ---------   ---------   --------
  Net income (loss) ................................ $   9,844   $  (3,757)  $ (6,084)
                                                     =========   =========   ========

  Net income (loss) allocated to General Partner ... $      27   $      --   $    (28)
                                                     =========   =========   ========
  Net income (loss) allocated to Class B limited
     partner ....................................... $   3,911   $  (3,757)  $   (154)
                                                     =========   =========   ========
  Net income (loss) allocated to Class A limited
     partners ...................................... $   5,906   $      --   $  5,902)
                                                     =========   =========   ========
  Net income (loss) per Class A limited partnership
     unit .......................................... $    2.76   $      --   $  (2.76)
                                                     =========   =========   ========
  Average number of Class A limited partnership
     units outstanding ............................. $   2,142   $   2,142   $  2,142
                                                     =========   =========   ========


          See accompanying notes to Consolidated Financial Statements

                           HEARTLAND PARTNERS, L.P.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
            For the Years Ended December 31, 2000, 1999, and 1998
                            (amounts in thousands)


                                                                  2000         1999        1998
                                                                ---------   ----------   --------
Cash Flow from Operating Activities:
Net income (loss) ............................................. $   9,844   $   (3,757)  $ (6,084)
Adjustments reconciling net income (loss) to net cash
provided by (used in) operating activities:
Bad debt expense ..............................................        --           --        211
Depreciation ..................................................       270          134        124
Net change in allowance for claims and liabilities ............     1,674           42        593
Net change in assets and liabilities:
  (Increase) decrease in accounts receivable ..................      (209)         (20)       129
  Increase in due from affiliate ..............................    (3,488)        (651)      (442)
  Decrease (increase) in housing inventories ..................    13,909      (20,285)    (4,852)
  Decrease in land held for sale ..............................        26          164        233
  (Increase) decrease in land held for development ............      (210)         203        790
  Increase in capitalized predevelopment costs ................    (2,328)      (2,429)      (818)
  (Decrease) increase in accounts payable and accrued
    liabilities ...............................................    (3,063)       7,694      1,895
  Decrease in management fee due affiliate ....................        --         (283)      (142)
  Net change in other assets and liabilities ..................       (61)         980      1,656
                                                                ---------   ----------   --------
Net cash provided by (used in) operating activities ...........    16,364      (18,208)    (6,707)
                                                                ---------   ----------   --------

Cash Flow from Investing Activities:
Sales of (additions to) land, buildings and other,net .........       168         (486)      (333)
Net sales and maturities (purchases) of marketable
  securities ..................................................        --          149         (6)
                                                                ---------   ----------   --------
Net cash provided by (used in) investing activities ...........       168       (  337)      (339)
                                                                ---------   ----------   --------
Cash Flow from Financing Activities:
(Payoffs) advances on notes payable, net ......................   (18,095)      19,278      9,742
Decrease (increase) in restricted cash ........................     1,483       (1,618)    (1,840)
Distribution paid to unitholders ..............................        --           --     (1,631)
                                                                ---------   ----------   --------
Net cash (used in) provided by financing activities .             (16,612)      17,660      6,271
                                                                ---------   ----------   --------
Net decrease in cash ..........................................       (80)        (885)      (775)

Cash at beginning of year .....................................       230        1,115      1,890
                                                                ---------   ----------   --------
Cash at end of year ........................................... $     150   $      230   $  1,115
                                                                =========   ==========   ========
Supplemental Disclosure of Non Cash Operating
Activities:
Net land held for development and capitalized
predevelopment costs transferred to housing inventories ....... $      --   $       --   $  5,034
                                                                =========   ==========   ========


         See accompanying notes to Consolidated Financial Statements

                           Heartland Partners, L.P.
                  Notes to Consolidated Financial Statements
             For the years ended December 31, 2000, 1999 and 1998


1. Organization

Heartland Partners, L.P. ("Heartland" or the "Company"), a Delaware limited partnership, was formed on October 6, 1988. Heartland's existence will continue until December 31, 2065, unless extended or dissolved pursuant to the provisions of Heartland's partnership agreement.

Heartland was organized to engage in the ownership, purchasing, development, leasing, marketing, construction and sale of real estate properties. CMC Heartland Partners ("CMC") is an operating general partnership owned 99.99% by Heartland and .01% by Heartland Technology, Inc. ("HTI"), formerly known as Milwaukee Land Company ("MLC"). HTI is the general partner of Heartland
(in such capacity, the "General Partner"). In July, 1993, Heartland Development Corporation ("HDC"), a Delaware corporation, wholly-owned by Heartland and CMC, formed CMC Heartland Partners I, Limited Partnership ("CMCI"), a Delaware limited partnership, to undertake a planned housing development in Rosemount, Minnesota ("Bloomfield or Rosemount"). CMC has a 100% membership interest in CMC Heartland Partners II ("CMCII"), CMC Heartland Partners III ("CMCIII"), CMC Heartland Partners IV ("CMCIV"), CMC Heartland Partners V ("CMCV"), CMC Heartland Partners VI ("CMCVI"), CMC Heartland Partners VII ("CMCVII") and CMC Heartland Partners VIII ("CMCVIII"). CMCII was formed to participate in the Goose Island Industrial
Park joint venture in Chicago, Illinois. CMCIII was formed in 1997 to develop a portion of the Kinzie Station property in Chicago, IL. CMC IV was formed in 1998 and is developing approximately 177 acres in Fife, Washington. CMCV was formed in 1996 to acquire finished lots, sell and construct homes in Osprey Cove ("Osprey"), a master-planned residential community in St. Marys, GA. CMCVII was formed in 1998 to acquire and engage in sales, marketing and construction of homes in the Longleaf Country Club, Southern Pines, NC ("Southern Pines or Longleaf"). CMCVI and CMCVIII were formed at various times to acquire and hold future acquisitions. CMC also owns 100% of the common stock of Lifestyle Communities, Ltd. ("LCL") which serves as the exclusive sales agent in the St. Marys, Southern Pines and Kinzie Station developments. LCL is also the general contractor in the St. Marys development. CMC owns 100% of the stock of Lifestyle Construction Company, Inc. ("LCC") which serves as the general contractor in North Carolina. Except as otherwise noted herein, references herein to "Heartland" or the "Company" include CMC, HDC, CMCI, CMCII, CMCIII, CMCIV, CMCV, CMCVI, CMCVII, CMCVIII, LCL and LCC.

Heartland's partnership agreement provides generally that Heartland's net income (loss) will be allocated 1% to the General Partner, 98.5% to the Class A limited partners (the "Unitholders") and 0.5% to the Class B limited partner. In addition, the partnership agreement provides that certain items of deduction, loss, income and gain may be specially allocated to the Class A Unitholders or to the holder of the Class B Interest or the General Partner. Also, the partnership agreement provides that if an allocation of a net loss to a partner would cause that partner to have a negative balance in its capital account at a time when one or more partners would have a positive balance in their capital account such net loss shall be allocated only among partners having positive balances in their capital account.

The General Partner has the discretion to cause Heartland to make distributions of Heartland's available cash in an amount equal to 98.5% to the Unitholders, 0.5% to the holder of the Class B Interest and 1% to the General Partner. There can be no assurance as to the amount or timing of
Heartland's cash distributions or whether the General Partner will cause Heartland to make a cash distribution if cash is available. On November 24, 1997, Heartland declared a cash distribution in the amount of $1.6 million to Unitholders and Partners of record on December 29, 1997, that was paid on January 7, 1998. On December 4, 1997, Heartland's partnership agreement was amended to allow the General Partner in its discretion to establish a record date for distributions on the last day of any calendar month.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)


At December 31, 2000, land held for sale consisted of approximately 14,249 acres of scattered land parcels. States in which large land holdings are located are Illinois, Iowa, Minnesota, Montana, North Dakota, South Dakota, Washington, and Wisconsin. The remaining acreage is located in Idaho, Indiana, Michigan and Missouri.

Most of the properties are former railroad rights-of-way, located in rural areas, comprised of long strips of land approximately 100 feet in width. Also included are former station grounds and rail yards. Certain air rights and fiber optics development rights are also owned.

The land is typically unimproved. Some of the properties are improved with structures (such as grain elevators and sheds) erected and owned by lessees. Other properties are improved with Heartland-owned buildings that are of little or no value.

Improved properties of value to Heartland were a three-story office building with 60,000 square feet of space in Milwaukee, Wisconsin and a two-story warehouse/office building in northwestern Chicago used for the storage of partnership records. These improved properties and land were sold and closed during the year 2000.

At December 31, 2000, property available for development, including housing inventories, consisted of 14 sites comprising approximately 776 acres. The book value of this land is approximately $10.7 million or an average of $13,800 per acre. Heartland reviews these properties to determine whether to hold, develop, either solely or with a third party joint venturer, or sell them. Heartland's objective for these properties is to maximize unitholder value over a period of years.

Heartland has a 1.23 acre site in Chicago, Illinois known as Kinzie Station Phase I under development. Phase I consists of 163 units in a Tower, 24 units in a Plaza Building and 5 Townhomes. Kinzie Station Phase II is a
2.65 acre site adjacent to Phase I on which the Company intends to construct 242 units in a Tower and 8 Townhomes. The Company is also selling and building single family homes in the Longleaf Country Club in Southern Pines, North Carolina. Heartland also owns homes and lots in Osprey Cove located in St. Marys, Georgia as well as undeveloped acreage in the Bloomfield community in Rosemount, Minnesota. These sites, except Bloomfield, are classified as housing inventories. Heartland decided to cease building operations in Osprey Cove and Bloomfield in 1999. The homes, lot inventories, and undeveloped acreage will be sold in the ordinary course of business.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Heartland; CMC, its 99.99% owned operating partnership; HDC, 100% owned by Heartland; CMCI, 1% general partnership interest owned by HDC and 99% owned by CMC; CMCII, CMCIII, CMCIV, CMCV, CMCVI, CMCVII, CMCVIII, LCL and LCC, each 100% owned by CMC. All intercompany transactions have been eliminated in consolidation.

                          Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



Revenue Recognition

Revenues from housing and land sales are recognized in the period in which title passes and cash is received.

Investment in Joint Venture

Investment in joint venture represents recording of the Company's interest under the equity method of accounting. Under the equity method of accounting, the Company recorded its initial interest at cost and adjusts its investment accounts for additional capital contributions, distributions and its share of joint venture income or loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Properties

Properties are carried at their historical cost. Expenditures which significantly improve the values or extend useful lives of the properties are capitalized. Predevelopment costs including interest, financing fees, and real estate taxes that are directly identified with a specific development project are capitalized. Repairs and maintenance are charged to expense as incurred. Depreciation is provided for financial statement purposes over the estimated useful life of the respective assets ranging from 7 years for office equipment and fixtures to 40 years for building and improvements primarily using the straight-line method.

Properties held for development, including capitalized predevelopment costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the particular development property may not be recoverable. If these events or changes in circumstances are present, the Company estimates the sum of the expected future cash flows
(undiscounted) to result from the development operations and eventual disposition of the particular development property, and if less than the carrying amount of the development property, the Company will recognize an impairment loss based on discounted cash flows. Upon recognition of any impairment loss the Company would measure that loss based on the amount by which the carrying amount of the property exceeds the estimated fair value of the property.

For properties held for sale, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property.

Housing inventories,  (including  completed model homes),  consisting of land, land development, direct and indirect construction costs and related interest, are recorded at cost which is not in excess of fair value. Land, land development, and indirect costs are allocated to cost of sales on the basis of units sold in relation to the total anticipated units in the related development project; such allocation approximates the relative sales value method. Direct construction costs are allocated to the specific units sold for purposes of determining costs of sales. Selling and marketing costs, not including those costs incurred related to furnishing and developing the models and sales office, are expensed in the period incurred. Costs incurred in the construction of the model units and related furnishings are capitalized at cost. The Company intends to offer these units for sale at the completion of a project and, accordingly, no amortization of direct construction costs is provided. Housing inventories are reviewed for impairment whenever events or circumstances indicate the fair value less the cost to dispose of the inventories, is less than the capitalized costs. If these events or changes in circumstances are present, the Company then writes down the inventory to its fair value.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)


Housing inventories consisted of the following at December 31, 2000, and 1999:



                                                    2000        1999
                                                 ----------  ----------
      Land under development..................   $    5,240  $    4,690

      Direct construction costs...............       10,892      19,381

      Capitalized project costs...............        4,222      10,192
                                                 ----------  ----------
                                                 $   20,354  $   34,263
                                                 ==========  ==========
Fair Value of Financial Instruments

For cash and cash equivalents, the carrying amounts approximate fair value. For variable rate debt that reprices frequently, fair values approximate carrying values. For all remaining financial instruments, carrying value approximates fair value due to the relatively short maturity of these instruments.

Income Taxes

A publicly-traded partnership generally is not liable for Federal income taxes, provided that for each taxable year at least 90% of its gross income consists of certain passive types of income. In such case, each partner includes its proportionate share of partnership income or loss in its own tax return. Accordingly, no provision for income taxes is reflected in Heartland's financial statements.

Heartland's assets are carried at historical cost. At December 31, 2000, the tax basis of the properties and improvements for Federal income tax purposes was greater than their carrying value for financial reporting purposes.

Segment Reporting

The Company has two primary reportable business segments, which consist of land sales and property development (See Note 10 to the Consolidated Financial Statements).

Reclassification

Certain reclassifications have been made to the previously reported 1999 and 1998 statements in order to provide comparability with the 2000 statements. These reclassifications have not changed the 1999 and 1998 results.

3. Restricted Cash

On May 14, 1997, CMC established a line of credit agreement in the amount of $5 million with LaSalle National Bank ("LNB") pursuant to which CMC pledged cash in the amount of $500,000 as an interest reserve. During 1998, LNB increased the line of credit to $8.5 million and extended the maturity date of the loan to April 30, 1999, pursuant to which CMC pledged additional cash in the amount of $350,000 as an interest reserve. In April, 1999, LNB increased the credit facility to $11,500,000 and extended the maturity date of the loan to April 29, 2000. At that time, CMC pledged an additional $300,000 as an interest reserve. On November 30, 1998, CMCI executed an agreement for a $2,500,000 loan with Bank One relating to the Bloomfield project pursuant to which CMCI has pledged $500,000 in cash as an interest reserve. On October 4, 2000, the developed acreage in the Bloomfield project was sold and this $500,000 was released. Restricted cash also includes purchasers' earnest money escrow deposits of $1,549,000 and $2,522,000 at
December 31, 2000,   and  1999,   respectively  and  a  $10,000   construction
improvement bond held by the Osprey Cove Homeowners Association that was released in the year 2000. The total restricted cash at December 31, 2000, and 1999, was $2,699,000 and $4,182,000, respectively.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



4. Notes Payable

On May 14, 1997, CMC signed a line of credit agreement in the amount of $5 million with LaSalle National Bank ("LNB"), pursuant to which CMC granted LNB a first lien on certain parcels of land in Chicago, IL which had a carrying value of $2,706,000 and $6,065,000 as of December 31, 2000, and 1999,
respectively. Also, pursuant to the line of credit agreement, CMC pledged cash in the amount of $500,000 as an interest reserve. The agreement terminated on May 1, 1998, but was extended through June 30, 1998. On June 30, 1998, the loan was amended extending the maturity date to
April 30, 1999, and increasing the line to $8.5 million. The Company has subsequently pledged additional cash in the amount of $350,000 bringing the total interest reserve to $850,000. On October 23, 1998, CMC amended the loan temporarily increasing the line to $9,500,000 and reducing net worth requirements to $8,500,000. The $1,000,000 temporary increase was paid back in December, 1998. In April, 1999, the Company extended the maturity of the loan to April 29, 2000, increased the amount of the credit facility from $8,500,000 to $11,500,000, reduced the net worth requirement form $8,500,000 to $5,500,000 and granted LNB a first lien on a property in Milwaukee, Wisconsin which had a carrying value of $4,108,000 and $3,035,000 at December 31, 2000, and 1999, respectively. The Company has subsequently pledged additional cash in the amount of $300,000 bringing the total interest reserve to $1,150,000. In November, 1999, the Company increased the amount of the credit facility to $13,300,000 and pledged as additional collateral its interest in the Goose Island Joint Venture which had a carrying value of $377,000 and $410,000 as of December 31, 2000, and 1999, respectively. On March 20, 2000, the Company executed documents with LNB that increased the credit facility to $15,300,000 and extended the maturity date of the loan to December 31, 2000. Heartland also granted LNB a first lien on 177 acres, located in Fife, Washington which had a carrying value of $4,514,000 and $3,891,000 at December 31, 2000, and 1999, respectively. On June 29, 2000,
Heartland closed on a parcel of land it owned at Kinzie Station in Chicago, Illinois at a sales price of $2,457,000. At that time, $1,800,000 of the sales proceeds was used to permanently reduce the line of credit amount from $15.3 million to $13.5 million. On August 3, 2000, the Company closed on the last parcel of land it owned at Galewood in Chicago, Illinois at a sales price of $5,500,000. At that time, $3,500,000 of the sales proceeds was used to permanently reduce the line of credit amount from $13.5 million to $10 million. On October 15, 2000, LNB increased the line of credit agreement amount from $10,000,000 to $11,000,000. On December 31, 2000, the Company executed an amendment to the LNB line of credit that extended the maturity date to March 31, 2001 and required the permanent reduction in the principal amount of the line to $9,600,000 on February 28, 2001 and to $8,100,000 on March 28, 2001. Advances against the line of credit bear interest at the prime rate of LNB plus 1.5% (11.0% at December 31, 2000). At December 31, 2000, and 1999, $9,000,000 and $11,800,000, respectively, had been advanced to the Company by LNB against the line of credit. The Company is currently in negotiations with LNB to extend the maturity date of the revolving line of credit. While the Company has no reason to believe the extension of the credit facility will not be approved by LNB, there can be no assurance the contemplated extension will be given. The consolidated financial statements do not contain any adjustments to reflect the ultimate outcome of this uncertainty.

On December 30, 1996, CMCV signed a revolving line of credit agreement in the amount of $3 million with Bank of America ("B of A"), formerly NationsBank, N.A., to acquire lots and construct homes in the Osprey Cove subdivision, St. Marys, Georgia, pursuant to which CMC granted a first mortgage to B of A on specific lots in said subdivision with a carrying value of $1,803,000 at
December 31, 1999. On December 30, 1999, Heartland entered into a modification agreement to its December 30, 1996, revolving line of credit agreement in the amount of $3 million for Osprey Cove to extend the maturity date to June 30, 2000. At December 31, 1999, B of A had advanced $1,514,000 against the revolving line of credit. During the year 2000, the Company paid off the line of credit in full. All lots securing the line of credit were released. The Company has one loan outstanding with B of A in the amount of $209,000. The carrying value of the home is $257,000 at December 31, 2000. This loan bears interest at the prime rate of B of A plus 1% (10.5% at December 31, 2000). At December 31, 2000, $179,000 had been advanced by B of A against the loan. This loan matured September 29, 2000. The Company refinanced this loan on January 5, 2001 with the First National Bank of St. Marys ("FNB") in Georgia. The amount advanced by FNB was $235,000. The loan matures January 5, 2002 and bears interest at the three month London Interbank Offering Rate ("LIBOR") plus 3.85%.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



In the fourth quarter of 1999, FNB made two loans totaling $588,374 to build two inventory homes in Osprey Cove. The carrying value of these two homes was $557,000 at December 31, 1999. FNB had advance $463,000 on these two loans at December 31, 1999. The loan terms were for one year and bear interest at the LIBOR rate plus 3.35% (9.8% at December 31, 2000). One home sold and closed in May, 2000. At December 31, 2000, FNB had advanced $172,000 to the Company on the one remaining loan. The carrying value of this home was $211,000 at December 31, 2000. This loan was renewed on December 12, 2000 and will be due on October 12, 2001.

In December, 1998, the Company signed a commitment letter for a $3,000,000 line of credit with B of A to finance the construction of homes in the Longleaf community. B of A provided individual loans on each home as construction commenced. The developer subordinated its lot to B of A's construction loan. The term of each loan was one year and interest accrued at the B of A prime rate plus 1%. On December 9, 1999, Heartland executed an agreement for a $5,000,000 revolving credit line for the construction of homes in Longleaf with Bank One of Illinois ("Bank One"). The first draw from Bank One on December 9, 1999 was used to purchase 22 lots (of which 3 closed in 1999 and 13 closed in 2000) from the developer for $690,500 and repaid B of A all outstanding principal and accrued interest. As new homes to be built were added to the revolving credit line, the developer would subordinate its lot to Bank One's revolving credit line. On December 12, 2000, Heartland executed a purchase agreement whereby it purchased the balance of lots owned by the developer, 207 lots, by the assumption of certain liabilities owed by the developer to other unrelated parties and the payment of $250,000. The purchase price of $2,209,000, which includes the $250,000 paid on December 12, 2000, for these 207 lots was determined by calculating the net present value of the payments to be paid over a ten year period using a discount rate of 10%. Also, per the purchase agreement, the Company is obligated to pay the developer 49% of the Net Cash Flow, as defined, each year for the period January 1, 2001 to December 31, 2005. As part of the December 8, 2000 loan amendment described below, the Company borrowed $250,000 on December 12, 2000 from Bank One to purchase these lots, which remains outstanding at December 31, 2000. This note is due April 12, 2001 and bears interest at the prime rate (9.5% at December 31, 2000). The revolving credit line is for a term of 1 year and bears interest at the prime rate (9.5% at December 31, 2000). On December 8, 2000, Heartland executed an amendment to the Bank One loan that extended the maturity date of the line of credit to April 12, 2001 and reduced the maximum revolving credit line from $5,000,000 to $3,000,000. At December 31, 2000, and 1999, $1,383,000 and $1,441,000,
respectively, had been advanced on the line of credit by Bank One to the Company. The carrying value of the collateral for both these loans at December 31, 2000, and 1999, is $3,577,000 and $1,815,000, respectively.

On November 30, 1998, Heartland executed an agreement for a $2,500,000 loan from Bank One relating to the Bloomfield project. As a condition of the loan, $500,000 was placed in an interest reserve. The loan has a two year term and bears interest at the prime rate (9.5% at December 31, 2000). On December 1, 2000, this loan was extended and will mature April 1, 2001. Also, the principal balance was reduced to $450,000. The outstanding loan balance is $450,000 and $2,470,000 at December 31, 2000, and 1999, respectively. In addition, Bank One was providing a $1,750,000 development loan, letters of credit for $204,500 to the City of Rosemount and a $4,000,000 revolving credit line for the construction of homes; these credit facilities were executed on February 1, 1999. At December 31, 1999, $506,000 had been advanced against the development loan and $1,175,000 against the revolving line of credit. The loans bear interest at the prime rate (9.5% at December 31, 2000). The loans were to mature on January 31, 2001 and December 31, 2000, respectively. The Company closed on the sale of all of its developed acreage in Bloomfield on October 4, 2000 and paid off the development loan and line of credit at that time. The total outstanding Bank One debt was reduced to $450,000. Also, the Bank One $500,000 interest reserve and all letters of credit were released. The carrying value of the collateral for these loans is $3,000,000 and $4,302,000 at December 31, 2000, and 1999,
respectively.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



On  January 6, 1999,  the Kinzie Station 2.5 year loan agreement in the amount of $29,812,000 was signed with Corus Bank N.A ("CB"). The loan bears interest at the prime rate plus 1% (10.5% at December 31, 2000). This loan is collateralized by the real estate contained in the project. In conjunction with the loan, a Construction Contract with the guaranteed maximum price of $24,710,000 was entered into with a general contractor. At December 31, 2000, the outstanding loan balance of the CB loan was $3,123,000. At December 31, 1999, $13,287,000 had been advanced by CB to the Company.

On October 20, 1999, the Company executed loan documents with Bank One for a loan of $5,250,000 to construct the Kinzie Station Plaza building. The loan is for a term of 3 years and bears interest at the prime rate (9.5% at December 31, 2000). The loan is collateralized by real estate contained in the project. On September 7, 1999, a construction contract with the guaranteed maximum price of $4,864,022 was entered into with a general contractor. At December 31, 2000, the outstanding loan balance of the Bank One loan was $118,000. At December 31, 1999, $114,000 had been advanced by Bank One to the Company.

During  the years  ended  December  31,  2000,  1999,  and 1998,  the  Company incurred and paid interest on loans in the amount of $3,362,000, $2,062,000 and $802,000, respectively, of which $3,354,000 $2,062,000, and $802,000 was capitalized.

5. Recognition and Measurement of Environmental Liabilities

It is Heartland's practice to evaluate environmental liabilities associated with its properties on a regular basis. An allowance is provided with regard to potential environmental liabilities, including remediation, legal and consulting fees, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The amount of any liability is evaluated independently from any claim for recovery. If the amount of the liability cannot be reasonably estimated but management is able to determine that the amount of the liability is likely to fall within a range, and no amount within that range can be determined to be the better estimate, then an allowance in the minimum amount of the range is established. Environmental costs which are incurred in connection with
Heartland's development activities are expensed or capitalized as appropriate. (See Note 8.)

Estimates which are used as the basis for allowances for the remediation of a particular site are taken from evaluations of the range of potential costs for that site made by independent consultants. These evaluations are estimates based on professional experience but necessarily rely on certain significant assumptions including the specific remediation standards and technologies which may be required by an environmental agency as well as the availability and cost of subcontractors and disposal alternatives.

There  is  not  sufficient   information   to  reasonably   estimate  all  the
environmental liabilities of which management is aware. Accordingly, management is unable to determine whether environmental liabilities which management is unable to reasonably estimate will or will not have a material effect on Heartland's results of operations or financial condition.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



6. Related Party Transactions

CMC has a management agreement with HTI, pursuant to which CMC is required to pay HTI an annual management fee in the amount of $425,000. On October 19, 2000, this management agreement was extended from June 26, 2000 to June 27, 2005. In February, 1998, CMC paid HTI the $425,000 1997 deferred management fee. $142,000 of the 1998 management fee was paid in 1999. In 1999, the balance of the 1998 fee of $283,000 was paid as well as 100% of the 1999 fee. The management fee for the year 2000 of $425,000 was credited against amounts owed CMC.

Under a management services agreement, HTI reimburses Heartland for reasonable and necessary costs and expenses for services totaling $410,000 for the year ended December 31, 2000, $368,000 for the year ended December 31, 1999, and $300,000 for the year ended December 31, 1998. Heartland also makes cash advances to HTI. HTI owes CMC $4,581,000 as of December 31, 2000 and $1,093,000 as of December 31, 1999 related to these expenses and cash advances. Included in this amount owed CMC is $294,000 and $56,000 of interest accrued on outstanding amounts owed during the years 2000 and 1999, respectively. Interest was computed using the prime rate plus 2 1/4% (11.75% at December 29, 2000). As collateral for the amount owed CMC, HTI Class B, LLC pledged, on December 14, 2000, to Heartland a senior lien and a senior security interest in the Heartland Class B Limited Partnership Interest owned by HTI Class B, LLC. On December 29, 2000, HTI executed a line of credit promissory note that is due on demand, payable to CMC in the amount of $6,000,000. At that time, HTI granted CMC a Series C Warrant that entitles CMC to purchase 320,000 shares at an exercise price of $1.05. The warrant is exercisable on or before February 16, 2006. HTI has borrowed $4,581,000 against this line of credit at December 31, 2000. This $6,000,000 note bears interest at 13% on December 31, 2000.

7. Leases

Heartland is a lessor under numerous property lease arrangements with varying lease terms. The majority of the leases are cancelable by either party upon thirty to sixty days notice and provide nominal rental income to Heartland. The leases generally require the lessee to construct, maintain and remove any improvements, pay property taxes, maintain insurance and maintain the condition of the property. Heartland has several major leases on buildings and land in Chicago, Illinois and Milwaukee, Wisconsin (this property was sold and closed December 30, 2000) which account for over half of Heartland's annual rental income. The land, buildings and other improvements had a net carrying value of $2,546,000 and $2,984,000 at December 31, 2000 and 1999,
respectively. These amounts are net of depreciation and include corporate furniture and fixtures as well as other buildings and improvements.

Heartland had one non-cancellable operating lease for $114,401 per year. CMC sold and closed this property in the year 2000.

Heartland leases its offices at certain development sites and certain equipment under various operating leases. Future minimum lease commitments under non-cancellable operating leases are as follows:

2001....................................................    $120,000
2002....................................................      69,000
2003....................................................      38,000
2004....................................................       5,000
                                                            --------
  Total.................................................    $232,000
                                                            ========


Rent expense for the years ended December 31, 2000, 1999, and 1998 was $159,000, $213,000, and $294,000, respectively.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



8. Legal Proceedings and Contingencies

At December 31, 2000, and 1999, Heartland's allowance for claims and liabilities was approximately $4.5 million and $2.8 million, respectively. During the years ended December 31, 2000, 1999, and 1998, $1,835,000, $378,000, and $1,461,000, respectively, was recorded as cost and expenses in respect to environmental matters. Significant legal matters are discussed below.

Soo Line Matters

The Soo Line Railroad Company (the "Soo") has asserted that the Company is liable for certain occupational injury claims filed after the consummation of an Asset Purchase Agreement and related agreements ("APA") by former employees now employed by the Soo. The Company has denied liability for each of these claims based on a prior settlement with the Soo. The Soo has also asserted that the Company is liable for the remediation of releases of petroleum or other regulated materials at six different sites acquired from the Company located in Iowa, Minnesota and Wisconsin. The Company has denied liability based on the APA.

The occupational and environmental claims are all currently being handled by the Soo, and the Company understands the Soo has paid settlements on many of these claims. As a result of Soo's exclusive handling of these matters, the Company has made no determination as to the merits of the claims and is unable to determine the materiality of these claims.

Tacoma, Washington

In June, 1997, the Port of Tacoma ("Port") filed a complaint in the United States District Court for the Western District of Washington alleging that the Company was liable under Washington state law for the cost of the Port's remediation of a railyard sold in 1980 by the bankruptcy trustee for the Company's predecessor to the Port's predecessor in interest.

On October 1, 1998, the Company entered into a Settlement Agreement with the Port, subsequently modified effective June, 1999, and February 20, 2001 in which the Port released all claims and the Company agreed either to, (a) pay $1.1 million on or before December 31, 2001, plus interest quarterly from January 1, 1999, or (b) to convey to the Port real property to be agreed upon at a later date. At December 31, 2000, and 1999, Heartland's allowance for claims and liabilities for this site was $1,100,000.

The Company will not make a claim on its insurance carriers in this matter because the settlement amount does not exceed the self insured retention under the applicable insurance policies.

Wheeler Pit, Janesville, Wisconsin

In November, 1995 the Company settled an environmental claim with respect to the Wheeler Pit site near Janesville, Wisconsin. The settlement calls for the Company to pay General Motors $800,000 at $200,000 annually for four years, 32% of the monitoring costs for twenty-five years beginning in 1997 and 32% of governmental oversight costs; the oversight costs not to exceed $50,000. Payments of $200,000 were made in 1995, 1996, 1997 and 1998. A payment of $50,000 for past government oversight costs was made in October, 1998. At December 31, 2000, and 1999, Heartland's allowance for claims and liabilities for this site was $215,000 and $189,000, respectively.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



Rosemount, Minnesota

Two suits had been filed with regard to the Company's Bloomfield project in Rosemount, Minnesota. On April 5, 2000, Richard Knutson, Inc. filed suit against CMC Heartland Partners I, Limited Partnership in Dakota County District Court to enforce a mechanic's lien of $401,000. On June 30, 2000, the City of Rosemount filed suit against CMC Heartland Partners I, Limited Partnership in Dakota County District Court alleging that the City has incurred $110,000 in unreimbursed engineering fees for which the Company has the obligation to pay. These two suits were resolved by payment of the claims with the sale of the Bloomfield developed acreage on October 4, 2000.

Milwaukee, Wisconsin

On December 2, 2000, the Redevelopment Authority of the City of Milwaukee ("RACM") filed suit in Milwaukee County Circuit Court to obtain access to appraise, survey and conduct environmental and geo-technical investigations on certain property owned by the Company adjacent to the Milwaukee Brewers baseball stadium in furtherance of RACM's future acquisition of the property by condemnation. Heartland has vigorously opposed certain elements of RACM's access. Management is not able to express an opinion at this time as to the merits of this action.

Miscellaneous Environmental Matters

Under environmental laws, liability for hazardous substance contamination is imposed on the current owners and operators of the contaminated site, as well as the owner or the operator of the site at the time the hazardous substance were disposed or otherwise released. In most cases, this liability is imposed without regard to fault. Currently, the Company has known environmental liabilities associated with certain of its properties arising out of the activities of its predecessor or certain of its predecessor's lessees and may have further material environmental liabilities as yet unknown. The majority of the Company's known environmental liabilities stem from the use of petroleum products, such as motor oil and diesel fuel, in the operation of a railroad or in operations conducted by its predecessor's lessees. The following is a summary of material known environmental matters, in addition to those described above.

The Montana Department of Environmental Quality ("DEQ") has asserted that the Company is liable for some or all of the investigation and remediation of certain properties in Montana sold by its predecessor's reorganization trustee prior to the consummation of its predecessor's reorganization. The
Company has denied liability at certain of these sites based on the reorganization bar of the Company's predecessors. The Company's potential liability for the investigation and remediation of these sites was discussed in detail at a meeting with DEQ in April, 1997. While DEQ has not formally changed its position, DEQ has not elected to file suit. Management is not able to express an opinion at this time whether the cost of the defense of this liability or the environmental exposure in the event of the Company's liability will be material.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



At twelve separate sites, the Company has been notified that releases arising out of the operations of a lessee, former lessee or other third party have been reported to government agencies. At each of these sites, the third party is voluntarily cooperating with the appropriate agency by investigating the extent of any such contamination and performing the appropriate remediation, if any.

The Company has petroleum groundwater remediation projects or long term monitoring programs at Farmington, Minnesota and Miles City, Montana. At December 31, 2000, and 1999, Heartland's aggregate allowance for claims and liabilities for these sites were $20,000 and $14,000, respectively.

The Company has an interest in property at Moses Lake, Washington previously owned and used by the United States government as an Air Force base. A portion of the Company's property is located over a well field which was placed on the national priority list in October, 1992. Sampling by the Army Corps of Engineers has indicated the presence of various regulated materials, primarily in the groundwater, which were most likely released as a result of military or other third party operations. The Company has not been named as a primary responsible party.

In July, 1999, suit was filed against the Company in Minnesota District Court by a buyer under an expired real estate sale contract originally entered into in 1995, and extended to June 20, 1999. The plaintiff demanded specific performance by conveyance to it of the vacant 5.95 acre parcel in Minneapolis, Minnesota originally to be sold to the buyer for $562,000 pursuant to the real estate contract. By Findings of Fact and Conclusions of Law, dated April 13, 2000, the court ruled in favor of the Company's motion for summary judgement. Environmental sampling in 1995 disclosed that the parcel was impacted by releases of regulated materials from the 1960s operations of a former lessee. The Company continues to investigate the environmental condition of the property on a voluntary basis under the direction of the Minnesota Department of Agriculture. At December 31, 2000 and 1999, Heartland's aggregate allowance for claims and liabilities for the
5.95 acre parcel in Minneapolis, Minnesota sites were $2,270,000 and $653,000, respectively.

Sampling performed in November, 2000, has indicated the presence of solvents in the groundwater under certain property owned by the company in Milwaukee, Wisconsin. Management will not be able to determine the materiality of the remediation costs, if any, of these materials until the concentrations and location of the release has been quantified.

In addition to the environmental matters set forth above, there may be other properties, i), with environmental liabilities not yet known to the Company, or ii), with potential environmental liabilities for which the Company has no reasonable basis to estimate or, iii), which the Company believes the Company is not reasonably likely to ultimately bear the liability, but the investigation or remediation of which may require future expenditures. Management is not able to express an opinion at this time whether the environmental expenditures for these properties will or will not be material.

The Company has given notice to its insurers of certain of the Company's environmental liabilities. Due to the high deductibles on these policies, the Company has not yet demanded that any insurer indemnify or defend the Company. Consequently, management has not formed an opinion regarding the legal sufficiency of the Company's claims for insurance coverage.

The Company is also subject to other suits and claims which have arisen in the ordinary course of business. In the opinion of management, these matters should not be material to the Company's results of operations or financial condition.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



9. Compensation and Benefits

Heartland  sponsors a Group Savings  Plan,  which is a salary  reduction  plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986. All full-time permanent employees of Heartland are eligible to participate in the plan. A participating employee can authorize contributions to the plan in the form of salary reductions of up to the maximum allowed by the Internal Revenue Code in any plan year. In 2000 and 1999 Heartland made matching contributions of 25% of each participant's contribution to the plan. Participating 1998 employees were fully vested with respect to salary reduction and Heartland's contributions. For all future participants, they are fully vested with respect to salary reduction immediately, but the matching contribution vests at 20% per year. Benefits are normally distributed upon retirement (on or after age 65), death or termination of employment, but may be distributed prior to termination of employment upon showing of financial hardship. Heartland contributed to the plan approximately $40,000 in 2000, $58,000 in 1999, and $80,000 in 1998 on behalf of all employees.

The President and Chief Executive Officer of CMC will receive commencing January 1, 2000 and continuing thereafter during the time he is employed incentive payments equal to 1/2% of the net proceeds from sales of certain real estate after deducting any debt obligations, closing costs and any real estate brokers commission. As of December 31, 2000, $73,000 had been earned under this plan. No payments were made during the year 2000. On October 18, 2000, the President and Chief Executive Officer of CMC borrowed $375,000 from CMC, which remains outstanding at December 31, 2000 and is included as part of accounts receivable at December 31, 2000. The note is due October 17, 2005 and interest is payable quarterly (first interest payment was made December 31, 2000) at the rate of 11% per year. On October 17, 2000 an amendment to the employment agreement authorizes the Company to deduct from any incentive payment made to him 40% of that payment and apply it to his outstanding note due to CMC.

Four officers of CMC have a bonus plan. Effective January 1, 2000, the Company approved the CMC Heartland Partners Incentive Plan ("CMC Plan") and the Sales Incentive Plan ("Sales Plan") to provide incentives to attract, retain or motivate highly competent employees of CMC. The aggregate benefits payable under the CMC Plan shall be computed by multiplying the following percentages (3% for the years 2000 and 2001, 2% for the year 2002 and 1% for the year 2003) by the net proceeds from the sale of certain land parcels during those years. The aggregate benefits payable under the Sales Plan shall be computed by multiplying 3% for the years 2000 and 2001 by the net proceeds from the sale of certain real estate during those years. As of December 31, 2000, $533,000 had been earned under the plans. No payments to the officers were made during the year 2000.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



10. Reportable Segments

The following tables set forth the reconciliation of net income and total assets for Heartland's reportable segments for the years ended December 31, 2000, 1999 and 1998 (See Note 2 to the Consolidated Financial Statements).


                                                       Property
2000 (amounts in thousands)      Land Sales(1)       Development(2)      Corporate (3)      Consolidated
- ---------------------------      --------------     --------------     --------------     --------------
Revenues:
Property sales ..................$        3,188     $       57,821     $            0     $       61,009
Less: cost of property sales.....         1,135             44,477                  0             45,612
                                 --------------     --------------     --------------     --------------
 Gross profit on property sales           2,053             13,344                  0             15,397
                                 --------------     --------------     --------------     --------------

Operating Expenses:
Selling expenses ................           788              1,912                  0              2,700
General and administrative
   expenses......................             0                125              2,234              2,359
Real estate taxes ...............             0                 67                  0                 67
Environmental Expense ...........         1,835                  0                  0              1,835
                                 --------------     --------------     --------------     --------------
   Total Operating Expenses .....         2,623              2,104              2,234              6,961
                                 --------------     --------------     --------------     --------------

   Operating Income (loss) ......          (570)            11,240             (2,234)             8,436

Other Income and (Expenses):

Portfolio income ................             0                  0                390                390
Rental income ...................           743                  0                  0                743
Other income ....................             0                970                  0                970
Depreciation ....................             0               (162)              (108)              (270)
Management fee ..................             0                  0               (425)              (425)
                                 --------------     --------------     --------------     --------------
   Total Other Income and
   (Expense) ....................           743                808               (143)             1,408
                                 --------------     --------------     --------------     --------------

Net Income (Loss) ...............$          173     $       12,048     $       (2,377)    $        9,844
                                 ==============     ==============     ==============     ==============
   Properties, net of
   accumulated depreciation......$          740     $       37,708     $          468     $       38,916
                                 ==============     ==============     ==============     ==============

   Total assets .................$        1,322     $       40,063     $        6,199     $       47,584
                                 ==============     ==============     ==============     ==============


                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)


                                                       Property
1999 (amounts in thousands)      Land Sales(1)      Development(2)      Corporate (3)      Consolidated
- ---------------------------      --------------     --------------     --------------     --------------
Revenues:
Property sales ................. $        1,485     $       10,063     $            0     $       11,548
Less: cost of property sales ...            261              9,511                  0              9,772
                                 --------------     --------------     --------------     --------------
  Gross profit on property sales          1,224                552                  0              1,776
                                 --------------     --------------     --------------     --------------
Operating Expenses:
Selling expenses ...............            806              2,764                  0              3,570
General and administrative
  expenses .....................              0                480              2,179              2,659
Real estate taxes ..............            164                 15                  0                179
Environmental Expense ..........             94                284                  0                378
                                 --------------     --------------     --------------     --------------
   Total Operating Expenses ....          1,064              3,543              2,179              6,786
                                 --------------     --------------     --------------     --------------

   Operating Income (loss) .....            160             (2,991)            (2,179)            (5,010)

Other Income and (Expenses):

Portfolio income ...............              0                  0                123                123
Rental income ..................            772                  0                  0                772
Other income ...................              0                917                  0                917
Depreciation ...................              0                (89)               (45)              (134)
Management fee .................              0                  0               (425)              (425)
                                 --------------     --------------     --------------     --------------
   Total Other Income and
   (Expense) ...................            772                828               (347)             1,253
                                 --------------     --------------     --------------     --------------

Net Income (Loss) .............. $          932     $       (2,163)    $       (2,526)    $       (3,757)
                                 ==============     ==============     ==============     ==============
   Properties, net of
   accumulated depreciation .... $          783     $       49,171     $          797     $       50,751
                                 ==============     ==============     ==============     ==============

   Total assets ................ $        1,156     $       53,060     $        3,040     $       57,256
                                 ==============     ==============     ==============     ==============


                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



                                                       Property
1999 (amounts in thousands)       Land Sales(1)     Development(2)      Corporate (3)      Consolidated
- ---------------------------      --------------     --------------     --------------     --------------
Revenues:
Property sales ..................$        1,814     $        4,417     $            0     $        6,231
Less: cost of property sales ....           215              4,190                  0              4,405
                                 --------------     --------------     --------------     --------------
  Gross profit on property sales.         1,599                227                  0              1,826
                                 --------------     --------------     --------------     --------------

Operating Expenses:
Selling expenses ................           969              2,876                  0              3,845
General and administrative
  expenses ......................             0                327              2,792              3,119
Real estate taxes ...............           209                190                  0                399
Environmental Expense ...........           248                 25              1,188              1,461
                                 --------------     --------------     --------------     --------------
   Total Operating Expenses .....         1,426              3,418              3,980              8,824
                                 --------------     --------------     --------------     --------------

   Operating Income (loss) ......           173             (3,191)            (3,980)            (6,998)

Other Income and (Expenses):

Portfolio income ................             0                  0                 63                 63
Rental income ...................           886                  0                  0                886
Other income ....................             0                514                  0                514
Depreciation ....................             0                (84)               (40)              (124)
Management fee ..................             0                  0               (425)              (425)
                                 --------------     --------------     --------------     --------------
   Total Other Income and
   (Expense) ....................           886                430               (402)               914
                                 --------------     --------------     --------------     --------------

Net Income (Loss) ...............$        1,059     $       (2,761)    $       (4,382)    $       (6,084)
                                 ==============     ==============     ==============     ==============


(1)The Land Sales business segment consists of approximately 14,249 acres of land located throughout 12 states for sale as of December 31, 2000, and the related rentals, sales and marketing and general and administrative expenses.

(2)The Property Development business segment consists of approximately 776 acres representing 14 sites that Heartland is in the process of developing or homebuilding communities in which the Company is currently acquiring finished lots, selling and building homes. The related selling and operating expenses are also reported for this business segment.

(3)The Corporate level consist of portfolio income from investments, salaries and general and administrative expenses for the employees and occupied commercial office space in Kinzie Station Phase I located in Chicago, Illinois.

                           Heartland Partners, L.P.
            Notes to Consolidated Financial Statements (Continued)



11.  Subsequent Events

 On January 30, 2001, the final principal and interest payment was made on the $5,250,000 Kinzie Station Plaza building loan. On February 23, 2001, the Company amended this loan agreement with Bank One, and borrowed an additional $3,000,000 and changed the maturity date of the loan to February 23, 2002. Bank One advanced the $3,000,000 on February 28, 2001. $1,400,000 of these funds were used to permanently reduce the LNB line of credit from $11,000,000 to $9,600,000.

 On March 28, 2001, the Company closed on the 113 acres it owned in Rosemount, Minnesota. At that time, the final principal and interest payment on the $450,000 note to Bank One was made.

                                                                     SCHEDULE II
                           HEARTLAND PARTNERS, L.P.
                      VALUATION AND QUALIFYING ACCOUNTS
             For The Years Ended December 31, 2000, 1999 AND 1998
                            (amounts in thousands)

                                                 Additions
                                     Balance at   charged              Balance
                                     Beginning      to                 at end
            Description               of year    costs and  Payments   of year
                                                 expenses
                                     ----------  ---------  --------  ---------
Year Ended December 31, 2000:
Allowance for claims and liabilities $    2,804  $   1,835  $   (161) $   4,478
                                     ==========  =========  ========  =========
Year Ended December 31, 1999:
Allowance for claims and liabilities $    2,762  $     378  $   (336) $   2,804
                                     ==========  =========  ========  =========
Year Ended December 31, 1998:
Allowance for claims and liabilities $    2,169  $   1,461  $   (868) $   2,762
                                     ==========  =========  ========  =========

                                                                    SCHEDULE III
                           HEARTLAND PARTNERS, L.P.
                   REAL ESTATE AND ACCUMULATED DEPRECIATION
                              December 31, 2000
                            (amounts in thousands)


                                                             Cost Capitalized                      Gross Amount at Which
Description                    Initial Cost to                  Subsequent                                Carried
Land, Buildings and Other         Heartland                 to Acquisition (1)                     at Close of Period (1)
                         ---------------------------   -----------------------------    --------------------------------------------
                                                                                                         Building,
                                         Buildings &                       Carrying                   Improvement and
                             Land       Improvements   Improvements(3)     Costs(4)         Land       Carrying Costs       Total
                         ------------   ------------   ---------------   ------------   ------------   --------------   ------------
Chicago, IL .......  (6) $        661   $         --   $           142   $        269   $        661   $          411   $      1,072

Corporate and other  (5)           --             --             1,611             --             --            1,611          1,611
                         ------------   ------------   ---------------   ------------   ------------   --------------   ------------
TOTAL                    $        661   $         --   $         1,753   $        269   $        661   $        2,022   $      2,683
                         ============   ============   ===============   ============   ============   ==============   ============


                                                                                Life on
                                                                                 Which
                                                                              Depreciation
                                              Date of                       In Latest Income
Description                 Accumulated    Completion of       Date             Statement
Land, Buildings and Other   Depreciation    Construction      Acquired         Is Computed
                            -----------    -------------    ------------    ----------------

Chicago, IL          (6)    $        --          Various         Various                 (2)

Corporate and other                 137          Various         Various                 (2)
                            -----------
TOTAL                       $       137
                            ===========


(1) See Attachment A to Schedule III for reconciliation of beginning of period total to total at end of period.
(2) Reference is made to Note 2 to the Consolidated Financial Statements for information related to depreciation.
(3) Improvements include all costs which increase the net realizable value of the property except carrying costs.
(4) Carrying costs consists primarily of legal fees, real estate taxes and interest.
(5) This amount includes furniture, equipment and other fixed assets that are included in Land, buildings and other on the Consolidated Balance Sheet.
(6) Includes a parcel of land encumbered by a $9,000,000  short term loan (See
    Note 4 to the Consolidated Financial Statements).

                           HEARTLAND PARTNERS, L.P.
                         ATTACHMENT A TO SCHEDULE III
              RECONCILIATION OF COST OF REAL ESTATE AT BEGINNING
                      OF YEAR WITH TOTAL AT END OF YEAR
                            (amounts in thousands)



                                                  2000      1999      1998
                                                --------  --------  --------

Balance at January 1.........................   $  4,049  $  3,563  $  3,230

Additions during year:
   Other acquisitions........................        699       357       299
   Improvements..............................         --       129       104
                                                --------  --------  --------
       Total Additions.......................        699       486       333
                                                --------  --------  --------

Deductions during year:
  Cost of real estate sold...................      2,065        --        --
                                                --------  --------  --------
    Total deductions.........................      2,065        --        --
                                                --------  --------  --------
Balance at December 31.......................   $  2,683  $  4,049  $  3,563
                                                ========  ========  ========


            Reconciliation Of Real Estate Accumulated Depreciation
                At Beginning of Year with Total At End of Year
                           (amounts in thousands)



                                                  2000      1999      1998
                                                --------  --------  --------

Balance at January 1.........................   $  1,065  $    931  $    807
                                                --------  --------  --------
Additions during year:
  Charged to Expense.........................        270       134       124
                                                --------  --------  --------
    Total Additions..........................        270       134       124
                                                --------  --------  --------
Deductions during year:
  Cost of real estate sold...................      1,198       ---        --
                                                --------  --------  --------
    Total deductions.........................      1,198       ---        --
                                                --------  --------  --------
Balance at December 31.......................   $    137  $  1,065  $    931
                                                ========  ========  ========